# SEC Schedule 13D/A (Amendment No. 17) — Beneficial ownership report by holders of more than 5% of a class

Issuer: JANUS HENDERSON GROUP PLC, CIK 0001274173
CUSIP: G4474Y214
Title of class of securities: Ordinary Shares, $1.50 per share par value
Address of issuer's principal executive offices: 201 Bishopsgate, London, United Kingdom (X0), EC2M 3AE
Date of event which requires filing of this statement: 05/12/2026
Filed by CIK 0001345471
Persons authorized to receive notices and communications: Brian L. Schorr, Esq., 280 Park Avenue, 41st Floor, New York, New York (NY), 10017, (212) 451-3000

## Reporting persons
- Nelson Peltz (CIK 0000928265): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 25,654,382; sole dispositive power 0; shared dispositive power 25,654,382; aggregate amount beneficially owned 25,654,382 (16.65% of the class)
  Comment: *Calculated based on 154,075,608 Ordinary Shares outstanding as of May 6, 2026, as reported by the Issuer in its Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2026 (the "Form 10-Q")
- Peter W. May (CIK 0000928264): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 25,654,382; sole dispositive power 0; shared dispositive power 25,654,382; aggregate amount beneficially owned 25,654,382 (16.65% of the class)
  Comment: *Calculated based on 154,075,608 Ordinary Shares outstanding as of May 6, 2026, as reported by the Issuer in its Form 10-Q.
- Trian Fund Management, L.P. (CIK 0001345471): type of reporting person: partnership (PN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 25,654,382; sole dispositive power 0; shared dispositive power 25,654,382; aggregate amount beneficially owned 25,654,382 (16.65% of the class)
  Comment: *Calculated based on 154,075,608 Ordinary Shares outstanding as of May 6, 2026, as reported by the Issuer in its Form 10-Q.
- Trian Fund Management GP, LLC (CIK 0001345472): type of reporting person: other (OO); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 25,654,382; sole dispositive power 0; shared dispositive power 25,654,382; aggregate amount beneficially owned 25,654,382 (16.65% of the class)
  Comment: *Calculated based on 154,075,608 Ordinary Shares outstanding as of May 6, 2026, as reported by the Issuer in its Form 10-Q.
- Trian Partners AM Holdco II, Ltd.: type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); source of funds: working capital (WC); sole voting power 0; shared voting power 25,654,382; sole dispositive power 0; shared dispositive power 25,654,382; aggregate amount beneficially owned 25,654,382 (16.65% of the class)
  Comment: *Calculated based on 154,075,608 Ordinary Shares outstanding as of May 6, 2026, as reported by the Issuer in its Form 10-Q.

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, $1.50 per share par value
Name of issuer: JANUS HENDERSON GROUP PLC
Address of issuer's principal executive offices: 201 Bishopsgate, London, United Kingdom (X0), EC2M 3AE
Comment:
Item 1 Comment: This Amendment No. 17 ("Amendment No. 17") amends and supplements the Schedule 13D filed with the SEC on October 2, 2020 as amended by Amendment No. 1, filed on May 12, 2021, as amended by Amendment No. 2 filed on May 19, 2021, as amended by Amendment No. 3 filed on July 19, 2021, as amended by Amendment No. 4 filed on October 4, 2021, as amended by Amendment No. 5 filed on November 16, 2021, as amended by Amendment No. 6 filed on December 13, 2021, as amended by Amendment No. 7 filed on January 6, 2022, as amended by Amendment No. 8 filed on February 1, 2022, as amended by Amendment No. 9 filed on March 9, 2022, as amended by Amendment No. 10 filed on March 31, 2022, as amended by Amendment No. 11 filed on November 15, 2022, as amended by Amendment No. 12 filed on June 2, 2023, as amended by Amendment No. 13 filed on May 2, 2025, as amended by Amendment No. 14 filed on October 27, 2025, as amended by Amendment No. 15 filed on December 22, 2025, and as amended by Amendment No. 16 filed on March 24, 2026 (as amended, the "Schedule 13D"), relating to the Ordinary Shares of the Issuer. The address of the principal executive office of the Issuer is 201 Bishopsgate, London, EC2M 3AE United Kingdom.

Capitalized terms not defined herein shall have the meaning ascribed to them in the Schedule 13D. Except as set forth herein, the Schedule 13D is unmodified.

Items 4 and 5 of the Schedule 13D are hereby amended as follows:

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following:

The sales of Shares by Reporting Persons reported below in Item 5 were done for portfolio management purposes by certain funds managed by Trian Management which primarily hold publicly traded securities. As contemplated by the Voting and Rollover Agreement dated as of December 21, 2025, entered into by and among the Issuer and the other parties thereto, an affiliate of Trian Management will roll over at least 24,750,000 shares of the Issuer in connection with the closing of the previously announced acquisition of the Issuer by Trian Management and its affiliated funds, and General Catalyst and its affiliated funds. Progress toward closing is continuing, with the Issuer's shareholders approving the acquisition on April 16, 2026. The transaction is expected to close in mid-2026, subject to customary closing conditions, including receipt of applicable regulatory approvals and client consents.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: As of 4:00 p.m., New York City time, on May 12, 2026, the Reporting Persons beneficially owned, in the aggregate, 25,654,382 Shares, representing approximately 16.65% of the Issuer's outstanding Shares (calculated based on 154,075,608 Shares outstanding on May 6, 2026 as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended March 31, 2026).
Number of shares as to which each person has sole or shared power to vote or dispose:
Trian AM Holdco beneficially and directly owns 25,654,382 Shares, except to the extent that other Reporting Persons as described in this Item 5(b) may be deemed to have shared voting power and shared dispositive power with regard to such Shares.

On May 12, 2026, Trian AM Holdco, on behalf of certain of its fund equity holders, effected the sale of 6,213,418 Shares in the open market at a price of $51.6001.

## Signatures
- Nelson Peltz: /s/ Nelson Peltz, Nelson Peltz (05/14/2026)
- Peter W. May: /s/ Peter W. May, Peter W. May (05/14/2026)
- Trian Fund Management, L.P.: /s/ Peter W. May, Member of the General Partner of the Reporting Person (05/14/2026)
- Trian Fund Management GP, LLC: /s/ Peter W. May, Member (05/14/2026)
- Trian Partners AM Holdco II, Ltd.: /s/ Peter W. May, Director (05/14/2026)